Mail Stop 3561

April 5, 2007

Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien, Plan-les-Ouates
Geneva Switzerland

>   **Re: SES Solar Inc.**
>   **Amendment No. 1 to Form 8-K dated September 27, 2006**
>   **Filed November 16, 2006**
>   **Initially filed October 4, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
>   **Filed November 20, 2006**
>   **File No. 0-49891**

Dear Mr. Hadorn:

We have reviewed your correspondence of January 11, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed on October 4, 2006 and dated September 27, 2006

General

1. Where a staff comment below has indicated that you revise your financial statements and related disclosures you should include an explanatory note on the cover page of your filing that clearly states each of the reasons for the amended filing and whether the financial statements and information in Form 8-K filed on October 4, 2006 and Form 10-QSB filed on November 20, 2006, should be relied upon. The explanatory note should also refer to a footnote that describes in detail each error and the effects on your financial statements. You filing should also include a modified audit report for additional procedures performed on the financial statement and disclosure revisions.

2. We note your response to comment 29 in our letter dated November 28, 2006. A brief review of your filing shows the reverse merger has caused material changes

to the historical audited financial statements of the private company. For example, we note the balance sheet does not reflect the shares issued in the transaction as of the beginning of the period, it does not disclose the $3.9 million in equity financings and it does not disclose the 8.375 million common shares cancelled in the transaction. Also, there is no statement of changes in equity that presents the recapitalized entity and the statement of operations does not include fees paid in the transaction nor does it provide pro-forma EPS calculations that consider the issuance and cancellation of common shares at the time of the transaction. Please revise and include in your filing:

- An introductory paragraph that briefly describes the transaction, the entities involved and the periods presented. See Rule 11-02(b)(2) of Regulation S-X;

- A pro-forma balance sheet as of June 20, 2006 and statements of operations for the year ended December 31, 2005 and June 30, 2006. See Rule 11-02(c)(1) and (2)(i) of Regulation S-X; and

- Accompanying footnotes that explain each pro-forma adjustment in plain Engish. See Rule 11-02(b)(1) of Regulation S-X.

Risk Factors

3. In response to comment 6 in our November 28, 2006 comment letter it appears you replaced the caption *"We have history of losses…"* with "The PV market is highly unpredictable… ." Please print the latter statement in italics to indicate it is a caption. Also expand the statement to describe the risk to you of the heavy subsidization of the market, such as the uncertainty of your profitability, etc.

4. Please briefly explain "rebuy tariff."

5. Please refer to the risk factor captioned *"There is a shortage of semi-conductor grade silicon… ."* Please delete the last two sentences as they mitigate the risk of the shortage and the address http://www.photon-consulting.com/executive summary_summary.htm does not appear correct.

6. We note your response to comment 9 in our November 28, 2006 comment letter. Please expand the caption *"Electric utility companies tend to protect their current revenue streams …"* to succinctly describe the risk to you.

Description of Business

7. Expand this section to indicate the background and manner in which the company entered into the agreement with Dr. Veltheer. In this regard, indicate who and how the decision was made, the origin of the shares, the consideration and basis to Mr. Rudover and indicate whether Dr. Veltheer had any prior relationship with the company. Provide similar information with regard to the Societe d'Energie Solaire transaction.

Business subsequent to the acquisition of Société d'Energie Solaire

8. Clarify who performs the engineering services you list. How many engineers work for you? We note you have a limited number of employees.

9. Please briefly explain "quotation and answer to call for tenders." Also explain "commissioning."

10. We note your response to comment 12 in our November 28, 2006 comment letter. It does not appear you have described in detail the extent of your production, your manufacturing processes or photovoltaic projects. Accordingly, we restate comment 12.

General Information Regarding Photovoltaic Cells

11. Please furnish us a marked copy from the Solarbuzz website that shows "the PV world market sales were up 35% in 2005 and 2006 will be the best ever PV year." http://www.solarbuzz.com/Marketbuzz2006-intro.htm.

12. It appears that your cross-reference to the US Department of Energy website http://www1.eere.energy.gov/solar/photovoltaics.html should refer to the item "Why PV is important" not "How PV is important." Please advise or revise.

Products

13. Please refer to comment 15 in our November 28, 2006 comment letter. It is unclear where you indicated the referenced industry tests were performed by third parties. Please advise or revise.

Market

14. Your reference to *http://www.iea-pvps.org/pvpower/03_01.htm* does not appear correct. Please re-check the websites in your document for accuracy.

Executive Compensation

15. Please revise your executive compensation disclosure to include information for
the year ended December 31, 2006. Please note that your revised disclosure must
comply with the amendments and new rules adopted by the Commission in its
Executive Compensation and Related Person disclosure rulemaking. Refer to
Securities Act Release No. 8732A (Aug. 29, 2006) and our Executive
Compensation and Related Person Q&A, both of which are available on our
website, http://www.sec.gov.

Financial Statements

Balance Sheet as of December 31, 2005 and 2004, page F-3

16. In response to comment 35 in our November 28, 2006 comment letter you revised
your balance sheet to present prepayments separately from accounts receivable.
Please disclose this change of presentation in a footnote explaining these financial
statements have either been restated or amounts have been reclassified, and
include related disclosures as applicable. Please also include a footnote that
discloses the economic substance and accounting treatment for prepayment
amounts.

Statement of Operations For the Years Ended December 31, 2005 and 2004, page F-4

17. We note your responses to comments 23 and 30 in our letter dated November 28,
2006. Debt extinguishment between related parties is generally deemed to be a
capital transaction and would not affect your results of operations. See SAB
Topic 4.G. Please advise or revise your financial statements to remove the effects
of the loan forgiveness in your statement of operations and record it in your
statement of changes in equity. Disclose the amount as a non-cash transaction in
the supplemental disclosure to your statement of cash flow and confirm with us
the $74,311 outflow to shareholder loans does not contain the forgiven loan
amount disclosed in the MD&A. Please also disclose this accounting change in
your revised footnotes.

Notes to Financial Statements, page F-6

Revenue Recognition, page F-9

18. We note your response to comment 33 in our letter dated November 28, 2006.
You disclosure is inadequate because it does not specify nor describe the class of
transactions accounted for under either SAB No. 104 or SOP 81-1. Please expand
your disclosure to discuss each class of transactions applicable to each
pronouncement and disclose the following where it concerns the completed

contract method:

- Amounts billed to customers, unbilled revenues that have been recognized, reimbursable costs incurred and fees recognized on cost reimbursable contracts, as of the balance sheet date;

- Unbilled amounts at the date of the balance sheet and a general description of the prerequisites for billing;

- A liability for contracts where billings exceed costs and recognized income;

- Billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount;

- The amounts included in each item above that are expected to be collected after one year or disclose the amounts will be collected in the current period; and

- Your policy for providing for a contract loss and the loss amounts incurred for the two years ending December 31, 2005 or alternatively, state there were none.

19. To the extent that at least 10% of your total revenue, or 10% of total cost of sales, is from products or other services please state separately product and service revenue and cost of sales. We note you disclose that you design, engineer, assemble and install solar solutions. See Rule 5-03(b) of Regulation S-X.

Exhibits

20. We note your response to comment 39 in our letter dated November 28, 2006. Please include it in your document,

Form 10-QSB for the Three Months Ended September 30, 2006

Statements of Cash Flows (Unaudited), page F-4

21. We note your response to comments 41 and 47 in our letter dated November 28, 2006. The private placements of equity securities on May 30, 2006 and September 8, 2006 should be presented as financing cash inflows. Please advise or revise your financial statements to reflect these amounts in accordance with paragraph 19 of SFAS No. 95. Please also revise your presentation and related disclosures in Form SB-2 and other future filings for this change in accounting

and include an explanatory footnote on your cover page of Form 10-QSB and disclosures in accordance with paragraphs 36 and 37 of APB 20. Please also disclose these accounting changes in your revised footnotes.

22. We note your response to comment 42 in our letter dated November 28, 2006. Please explain the portion of your response that states the $816,700 cash held in trust is in the $3.5 million equity amount. If cash held in trust is reflected in your balance sheet at September 30, 2006 you are required to segregate restricted and unrestricted amounts in your balance sheet and cash flow statement. If it was used for its intended purpose before September 30, 2006 it should be shown as a cash outflow, as applicable. In your restated cash flow statement please present the effect of exchange rate changes on cash after financing activities and segregate restricted cash. Please also include an accounting policy note for restricted cash and disclose the accounting changes in your revised footnote discussing all such revisions.

Notes to the Financial Statements, page F-5

23. Please disclose a reconciliation of the numerators and denominators for basic and diluted earnings per share. See paragraph 40.a. of SFAS No. 128.

Note 17 – Concentration of Risk, page F-14

24. You disclose that for 2005 and 2004 three customers accounted for 60% of sales. Please revise to disclose the amount (or percentage) of sales for each customer for each year presented. See paragraph 39 of SFAS No. 131. Also, please reconcile this disclosure with the risk factor on page 12 that states that sales to one customer accounted for approximately 80% of sales in 2005.

You may contact Robert Burnett, Staff Accountant at 202-551-3330, or in his absence, Brian McAllister at 202-551-3341 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Staff Attorney at 202-551-3240 me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Karen A. Monroe, Esq.
Fax: (212) 752-6380